UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Announces Annual Ordinary General Shareholder’s Meeting

GUADALAJARA, Mexico, March 09, 2026 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces the following:

Pursuant to a resolution adopted by the Board of Directors at its meeting held on February 23, 2026, and in accordance with Articles 180, 181 and other applicable articles of the Mexican General Corporations Law, as well as Article Thirty-Fifth of the Company’s bylaws, GAP invite its shareholders to the Annual Ordinary General Shareholders’ Meeting, to be held at 12:00 p.m. on April 22, 2026, at Midtown Ballroom 3, 3rd floor of the Hilton Midtown Hotel, located at Av. López Mateos 2405-300, Col. Italia Providencia, C.P. 44648, Guadalajara, Jalisco, Mexico, in accordance with the following:

ANNUAL ORDINARY GENERAL SHAREHOLDERS’ MEETING
MEETING AGENDA

  In compliance with Article 28 section IV of the Securities Market Law, presentation and, if applicable, approval of the following:
    The Chief Executive Officer’s report regarding the results of operations for the fiscal year ended December 31, 2025, in accordance with Article 44, Section XI of the Mexican Securities Market Law and Article 172 of the Mexican General Corporations Law, together with the external auditor’s report, with respect to the Company on an unconsolidated basis in accordance with Mexican Financial Reporting Standards (“MFRS”), as well as with respect to the Company and its subsidiaries on a consolidated basis in accordance with International Financial Reporting Standards (“IFRS”), based on the latest statements of financial position for fiscal year 2025 under both standards, as well as the Sustainability Report for fiscal year 2025.
    Board of directors’ opinion on the Chief Executive Officer’s report.
    Board of directors’ report in accordance with Article 172, clause b, of the Mexican General Corporations Law, regarding the Company’s main accounting policies and criteria, as well as the information used to prepare the Company’s financial statements.
    Report on transactions and activities undertaken by the Company’s Board of Directors during the fiscal year ended December 31, 2025, pursuant to the Mexican Securities Market Law.
    Report on the activities carried out by the Audit and Corporate Practices Committee in accordance with Article 43 of the Securities Market Law. Ratification of the actions taken by the different committees and release from further obligations in the fulfillment of their duties.
    Report on compliance with the Company’s tax obligations for the fiscal year from January 1 to December 31, 2024. Instruction to the Company’s officers to comply with the corresponding tax obligations for the fiscal year from January 1 to December 31, 2025, in accordance with Article 26 section III of the Mexican Fiscal Code.
  As a consequence of the reports presented under Item I above, ratification of the actions taken by the Board of Directors and the Company’s management and release from further obligations in the fulfillment of their duties.
  Presentation, discussion and, if applicable, approval of the Company’s non-consolidated financial statements for the period from January 1 to December 31, 2025, prepared under MFRS for purposes of the legal reserve, profit allocation, calculation of tax effects of dividend payments and capital reductions, if applicable. Also, the consolidated financial statements of the Company and its subsidiaries prepared under IFRS for publication in the securities markets, regarding the operations carried out during the fiscal year from January 1 to December 31, 2025, and approval of the external auditor’s opinion with respect to both financial statements.
  Proposal for approval that the net income obtained by the Company during the fiscal year ended December 31, 2025, reported in the Company’s non-consolidated financial statements presented to the meeting under Item III above and audited under MFRS, amounting to $9,343,142,610.00 (NINE BILLION THREE HUNDRED FORTY-THREE MILLION ONE HUNDRED FORTY-TWO THOUSAND SIX HUNDRED TEN PESOS 00/100 M.N.), be fully transferred to the account of retained earnings pending allocation, without setting aside any amount for the legal reserve fund, since the current fund represents 20% of the historical capital stock required by Article 20 of the Mexican General Corporations Law.
  Presentation, discussion and, if applicable, approval that from the retained earnings pending allocation account, which amounts to $20,379,864,675.00 (TWENTY BILLION THREE HUNDRED SEVENTY-NINE MILLION EIGHT HUNDRED SIXTY-FOUR THOUSAND SIX HUNDRED SEVENTY-FIVE PESOS 00/100 M.N.), a dividend of $20.80 (TWENTY PESOS 80/100 M.N.) per share be declared, payable to the holders of each of the shares outstanding on the payment date, excluding the shares repurchased by the Company in accordance with Article 56 of the Securities Market Law. The remaining balance, after the dividend payment, will remain in the retained earnings pending allocation account. The dividend will be payable in one or more installments within the 12 (twelve) months following April 22, 2026.
  Cancellation of any amount outstanding under the share repurchase program approved at the Annual General Ordinary Shareholders’ Meeting held on April 24, 2025, in the amount of $2,500,000,000.00 (TWO BILLION FIVE HUNDRED MILLION PESOS 00/100 M.N.). Also, approval of the maximum amount to be allocated for the repurchase of the Company’s own shares or securities representing such shares for an amount of $2,500,000,000.00 (TWO BILLION FIVE HUNDRED MILLION PESOS 00/100 M.N.), for the period of 12 (twelve) months following April 22, 2026, in accordance with Article 56 section IV of the Securities Market Law.
  Report regarding the designation or ratification of the four principal members of the Board of Directors and their respective alternates appointed by the Series “BB” shareholders.
  Ratification and/or appointment of the person(s) who will serve on the Board of Directors of the Company to be appointed by the Series “B” shareholders or group of shareholders holding individually or jointly 10% or more of the Company’s common stock.
  Ratification and/or appointment of the persons who will serve on the Board of Directors of the Company, to be designated by the Series “B” shareholders, and determination of their independence qualification.
  Ratification and/or appointment of the Chairman of the Board of Directors of the Company, in accordance with Article Sixteenth of the Company’s bylaws.
  Ratification of the fees paid to the members of the Board of Directors of the Company during fiscal year 2025 and determination of the fees to be applied during 2026.
  Ratification and/or appointment of the Board member designated by the Series “B” shareholders to serve on the Nominations and Compensation Committee, in accordance with Article Twenty-Eighth of the Company’s bylaws.
  Ratification and/or appointment of the President of the Audit and Corporate Practices Committee.
  Report in accordance with Article Twenty-Ninth of the Company’s bylaws regarding transactions involving the acquisition of goods or services, contracting of works, or sale of assets equal to or greater than US$3,000,000 (THREE MILLION U.S. DOLLARS) or its equivalent in Mexican pesos or other currencies, or transactions carried out by relevant shareholders, if any.
  Appointment and designation of special delegates to appear before a Notary Public to formalize the resolutions adopted at this meeting, and adoption of any resolutions deemed necessary or convenient to implement the decisions adopted in the preceding items of the agenda.

Shareholders are reminded that, in accordance with Article Thirty-Sixth of the Company’s bylaws only those shareholders registered in the Company’s share registry as holders of one or more of the Company’s shares will be admitted into the shareholders’ meetings, and they will be admitted only if they have obtained an admission card. The share registry will close three (3) business days prior to the date of this meeting.

In order to attend the meeting, at least one (1) business day prior to the meeting: (i) shareholders must deposit with the Company their stock certificates, shares or a receipt of deposit of shares from S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”) or from a local or foreign financial institution, and (ii) brokerage firms and other depositors at Indeval should present a listing containing the name, address, nationality and number of shares of the shareholders they will represent at the meeting. In exchange for these documents, the Company will issue, in accordance with the Company’s bylaws, an admission card and/or the forms required under Article 49, Section III of the Mexican Securities Market Law in order to be represented. In order to attend the meeting, shareholders must present the admission card and/or the corresponding form.

Shares deposited in order to gain admittance to these meetings will only be returned, via a voucher that will have been given to the shareholder or his/her representative.

Shareholders may be represented by proxy at the meetings by any person designated by a power of attorney signed before two witnesses or as otherwise authorized by law. However, with respect to the Company’s capital stock traded on a stock exchange, the proxy or proxies may only verify their identities via Company forms. These will be available to all shareholders, including any stockbrokers, during the time period specified in Article 173 of the Mexican General Corporations Law.

Following the publication of this announcement, all shareholders and their legal representatives will have free and immediate access to all information and documents related to each of the topics included in the meeting agendas, as well as all proxy forms that must be presented by persons representing shareholders. These documents will be available at the Company’s offices located at Av. Mariano Otero #1249-B, 6th Floor, Col. Rinconada del Bosque, Guadalajara, Jalisco 44530 or at Arquímedes #19, 4th Floor, Col. Bosque de Chapultepec, C.P. 11580, Alcaldía Miguel Hidalgo, Mexico City, Mexico 11580.

Shareholders are invited to contact the Company should they have need for any additional information.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx

Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx +52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: March 9, 2026	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer